UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

5 July 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Soft drinks company Vrumona new customer of TNT Logistics Benelux, 4 July 2005

4 July 2005

Soft drinks company Vrumona new customer of TNT Logistics Benelux

Soft drinks manufacturer Vrumona based in Bunnik, the Netherlands, has chosen for a partnership with TNT Benelux & Multi Country Logistics. Vrumona has engaged the TNT Logistics site at Maarssen to handle its point of sale materials (POS) for the coming years. Implementation of the Vrumona account began on 4 April 2005.

Vrumona is a wholly-owned subsidiary of Heineken. Unlike its parent, Vrumona does not make beer, but soft drinks, fruit juices and mineral waters. The company's own brands include Sisi, Royal Club, Crystal Clear, Sourcy and Xi. Vrumona also makes and sells under licence beverages that include Pepsi-Cola, 7Up and Schweppes. Approximately 450 people work at the company.

Benchmark

Jeroen Tjepkema, Purchasing Director at Vrumona, said: "We are a young and dynamic company. Action is very much our focus. That is why we give so much attention to our POS materials. They were first handled by another logistics service provider. But we were not satisfied with the provider and TNT Logistics emerged as the best in a benchmark. We chose TNT principally because of its professionalism. The company adopts the same kind of active stance that we do and is continuously innovating. We were also very impressed by the price/quality ratio. A third advantage of this move is that factory and storage are now closer to each other geographically. What's more, the site at Maarssen possesses proven expertise in POS storage. The warehouse configuration is ideally suited to this kind of storage."

Important step

Patrick van Son, Business Development Director at TNT Logistics Benelux, said: "Winning the Vrumona account is an important step for TNT Logistics Benelux. Our experience and expertise in Maarssen in storing POS materials fit in seamlessly with Vrumona's wishes. Given the careful tendering procedure Vrumona followed, this contract is confirmation for TNT Logistics Benelux of the good price/quality ratio of our services and shows the confidence that exists in our focus on continuous improvement".

TNT Logistics Benelux is a business unit of TNT Logistics, a leading global logistics company. TNT Logistics designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, consumer goods, utilities & telecom and publishing & media. TNT Logistics employs more than 40,000 people, who are operating in 40 countries, managing over 8.5 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com. TNT Logistics is a division of TNT N.V. The TNT group web site is: http://group.tnt.nl.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 5 July 2005